QuickLinks -- Click here to rapidly navigate through this document

99.1 Letter regarding Arthur Andersen LLP

         May 2, 2002

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

F.A.O., Inc. has engaged Arthur Andersen LLP as its independent public accountants. Arthur Andersen LLP has represented to F.A.O., Inc. that the audits performed by Arthur Andersen LLP on behalf of F.A.O., Inc. were subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on audits and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

F.A.O., Inc.

By:	/s/ RAYMOND P. SPRINGER Chief Financial Officer

QuickLinks

99.1 Letter regarding Arthur Andersen LLP